UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

InflaRx N.V.
(Name of Issuer)

Common Shares, nominal value €0.12 per share
(Title of Class of Securities)

N44821101
(CUSIP Number)

Arnd Christ
Chief Financial Officer
Winzerlaer Strasse 2
07745 Jena, Germany
(+49) 3641 508180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N44821101

1	NAMES OF REPORTING PERSONS
Renfeng Guo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,294,952

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,294,952

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,294,952

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates are the common shares, nominal value €0.12 per share (the “Common Shares”), of InflaRx N.V., a corporation formed under the laws of The Netherlands (the “Issuer”). The principal executive offices of the Issuer are located at Winzerlaer Str. 2, 07745 Jena, Germany.

Item 2.	Identity and Background

(a)       This Schedule 13D is filed on behalf of Renfeng Guo (the “Reporting Person”).

(b)-(c) The Reporting Person is the Executive Director and Chief Scientific Officer of the Issuer. The principal business address of the Reporting Person and the Issuer is Winzerlaer Strasse 2, 07745 Jena, Germany.

(d)-(e) During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Shares covered by this Schedule 13D include shares purchased in the open market, from time to time, by the Reporting Person using personal funds, when permitted to do so under the terms of the Issuer’s policies, including its Insider Trading Policy and shares issued to him by the Issuer as bonuses or compensation. This Schedule 13D also includes Common Shares underlying options granted to the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Common Shares for investment purposes or as a result of equity awards granted to him by the Issuer. Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, or may receive additional Common Shares through equity grants by the Issuer. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of his securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Person may in the future, from time to time, dispose of some or all of the securities of the Issuer beneficially owned by him and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to his investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  As of the date of this filing, the Reporting Person beneficially owns 2,294,952 Common Shares, representing 8.79% of the Issuer’s outstanding Common Shares and consisting of (i) 1,604,125 Common Shares and (ii) 690,827 Common Shares underlying options and option awards that have vested or that will vest within 60 days of the date hereof. The Reporting Person has sole voting and dispositive power of all Common Shares owned. The percentage of the Company’s outstanding Common Shares beneficially owned by the Reporting Person is based on 26,105,255 Common Shares outstanding as of December 31, 2019.

(c)       Not applicable.

(d)-(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Renfeng Guo

By:	/s/ Renfeng Guo
Name: Renfeng Guo
Title: Chief Scientific Officer